UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Autobytel Inc.

(Name of Issuer)

Common Stock par value $.001 per share

(Title of Class of Securities)

05275N205

(CUSIP Number)

Jose Vargas

Auto Holdings Ltd.

Diagonal 6, 12-42 zona 10

Edificio Design Center, Torre II, Of. 1103

Guatemala City, Guatemala 01010

+502 2261-8880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

November 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05275N205	13D	Page 2 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Auto Holdings Ltd. – 98-1236037
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER *-0-
	8	SHARED VOTING POWER *-0-
	9	SOLE DISPOSITIVE POWER 1,475,268
	10	SHARES DISPOSITIVE POWER *-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 05275N205	13D	Page 3 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Jose Vargas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Venezuela
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *-0-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05275N205	13D	Page 4 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Galeb3 Inc 45-1796341
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *-0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05275N205	13D	Page 5 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Matías de Tezanos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05275N205	13D	Page 6 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Manatee Ventures Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *-0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05275N205	13D	Page 7 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Ceiba International Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05275N205	13D	Page 8 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Investment And Development Finance Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *-0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05275N205	13D	Page 9 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON John Peter Klose de Ojeda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guatemala
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05275N205	13D	Page 10 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Richard Aitkenhead Castillo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guatemala
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05275N205	13D	Page 11 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON IDC Financial, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05275N205	13D	Page 12 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Juan Christian Klose Pieters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guatemala
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05275N205	13D	Page 13 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Margarita Klose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guatemala
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Schedule 13D/A relates to the acquisition and sale of shares of the common stock, par value $0.001 per share (the “Common Stock”) of Autobytel Inc. (“Autobytel”), a Delaware corporation (the “Issuer”), by the Reporting Persons in the transactions described in Item 3 below. The address of the Issuer’s principal executive office is 18872 MacArthur Blvd, Suite 200, Irvine, California 92612.

Item 2. Identity and Background.

(a) This Schedule 13D/A is being filed jointly by (i) Auto Holdings Ltd., a British Virgin Islands company (“Auto Holdings”); (ii) PF Auto, Inc. a British Virgin Islands company (“PF Auto”); (iii) Ceiba International Corp., a Panama company (“Ceiba”); (iv) Jose Vargas, a citizen of Venezuela; (v) Galeb3 Inc, a Florida corporation owned solely by Mr. Vargas (“Galeb3”); (vi) Matias de Tezanos, a citizen of Costa Rica; (vii) Manatee Ventures Inc., a British Virgin Islands company solely owned by Mr. de Tezanos; (viii) John Peter Klose de Ojeda, a citizen of Guatemala; (ix) Richard Aitkenhead Castillo, a citizen of Guatemala; (x) Investment and Development Finance Corp., a Panama company (“IDFC”), (xi) IDC Financial, S.A., a Panama company (“IDC Financial”); (xii) Juan Christian Klose Pieters; and (xiii) Margarita Klose. The foregoing are collectively “Reporting Persons.” The Reporting Persons signed an Amended and Restated Joint Filing Agreement on November 13, 2015, attached hereto as Exhibit 1.

This amendment is being filed to add IDC Financial, Juan Christian Klose Pieters and Margarita Klose to the group. IDC Financial is beneficially owned by IDFC. Juan Christian Klose Pieters is a beneficial owner of IDFC, and Margarita Klose is his spouse.

(b) The address of Juan Christian Klose Pieters, Margarita Klose and IDC Financial is Diagonal 6, 12-42 zona 10, Edificio Design Center, Torre II, Of. 1103, Guatemala City, Guatemala 01010. The addresses of the other Reporting Persons were previously filed with the original Schedule 13D and the first amendment thereof.

(c) The principal business of IDC Financial is as an investment holding company. Juan Christian Klose Pieters is employed as a Managing Director of IDFC. Margarita. Klose is a homemaker. The principal businesses of the other Reporting Persons were filed with the original Schedule 13D and the first amendment thereof.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) IDC Financial is a Panama company. Juan Christian Klose Pieters and Margarita Klose are citizens of Guatemala. The rest of the individuals and entities filed their citizenship/places of domicile with the original Schedule 13D and the first amendment thereof.

Item 3. Source and Amount of Funds and Other Consideration.

IDC Financial, IDFC, Juan Christian Klose Pieters and Margarita Klose engaged in open market purchases and sales of Common Stock, for cash, on the dates and in the amounts set forth in Exhibit 2 hereto. This Schedule 13D/A is being filed to disclose these transactions, which were not reflected in the original Schedule 13D. All shares of Common Stock purchased in open market transactions have been sold, as shown on Exhibit 2. The only shares of Common Stock beneficially owned by the Reporting Persons at this time are the shares disclosed in Item 5 below (which were included in the Original Schedule 13D filed on October 14, 2015).

Item 4. Purpose of Transaction.

IDC Financial, IDFC, Margarita Klose and Juan Christian Klose Pieters originally acquired the Common Stock described in Exhibit 2 hereto for investment purposes. They no longer own any of these shares of Common Stock.

The Reporting Persons may from time to time and at any time, acquire additional shares of capital stock of Autobytel (“Shares”) in the open market or otherwise and reserve the right to dispose of any or all of the Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares (subject to applicable SEC rules and regulations and any policies of the Issuer to which the Reporting Persons may be subject).

14

Item 5. Interest in Securities of the Company.

(a)(b) The shares of Common Stock described in Exhibit 2 have all been sold. Accordingly, the ownership interest of the Reporting Persons in the Common Stock of Autobytel remains as reported in the original Schedule 13D.

(c) During the last 60 days, the Reporting Persons have made no purchases of Common Stock, except as disclosed in Item 3 above. As of the filing of this report, all the shares of Common Stock described in Item 3 have been sold.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 2, 4, and 5 herein are incorporated by reference.

Pursuant to an Amended and Restated Stockholder Agreement, the Issuer has been granted an irrevocable proxy through its officers to vote the preferred and common shares of the Issuer owned by the Reporting Persons in a manner consistent with the recommendations of management. The preferred and common shares of the Issuer owned by the Reporting Persons are also subject to restrictions on transfer pursuant to the Amended and Restated Stockholder Agreement, including rights of first refusal and rights of redemption. Most of these restrictions remain in place for 5 years unless earlier released by circumstances set forth in the Amended and Restated Shareholder Agreement. The foregoing description of the Amended and Restated Stockholder Agreement is qualified in its entirety by reference to the full text which is attached as an Exhibit to the Schedule 13D/A filed on October 14, 2015.

Item 7. Materials to be filed as Exhibits

Exhibit 1—Amended and Restated Joint Filing Agreement dated November 13, 2015.

Exhibit 2—Schedule of Common Stock Purchases and Sales.

15

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2015

AUTO HOLDINGS LTD.

By: /s/ Matías de Tezanos	By: /s/ Juan Christian Klose Pieters
Matías de Tezanos, Director	Juan Christian Klose Pieters

CEIBA INTERNATIONAL CORP.

By: /s/ Richard Aitkenhead Castillo	By: /s/ Margarita Klose
Richard Aitkenhead Castillo, Director	Margarita Klose

INVESTMENT AND DEVELOPMENT FINANCE CORP.

By: /s/ Richard Aitkenhead Castillo

       Richard Aitkenhead Castillo, Director

GALEB3 INC

By: /s/ Jose Vargas

       Jose Vargas, President

JOSE VARGAS, individually

/s/ Jose Vargas

Jose Vargas

MANATEE VENTURES INC.

By: /s/ Matías de Tezanos

       Matías de Tezanos, Director

MATÍAS DE TEZANOS, individually

By: /s/ Matías de Tezanos

       Matías de Tezanos

JOHN PETER KLOSE DE OJEDA, individually

/s/ John Peter Klose de Ojeda

John Peter Klose de Ojeda

RICHARD AITKENHEAD CASTILLO, individually

/s/ Richard Aitkenhead Castillo

Richard Aitkenhead Castillo

PF AUTO, INC.

By: /s/ Jose Vargas

Jose Vargas, President

IDC FINANCIAL, S.A.

By: /s/ Ana Luisa Martinez-Mont

       Ana Luisa Martinez-Mont, Secretary

16

Exhibit 1

Amended and Restated Joint Filing Agreement (“Agreement”)

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Autobytel, Inc. (the “Issuer”), and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

WITNESS WHEREOF, the undersigned hereby execute this Agreement as of November 13, 2015.

AUTO HOLDINGS LTD.

By:	/s/ Matías de Tezanos
Matías de Tezanos, Director

CEIBA INTERNATIONAL CORP.

By:	/s/ Richard Aitkenhead Castillo
Richard Aitkenhead Castillo, Director

INVESTMENT AND DEVELOPMENT FINANCE CORP.

By:	/s/ Richard Aitkenhead Castillo
Richard Aitkenhead Castillo, Director

GALEB3 INC.

By:	/s/ Jose Vargas
Jose Vargas, President

JOSE VARGAS, individually

/s/ Jose Vargas
Jose Vargas

MANATEE VENTURES INC.

By:	/s/ Matías de Tezanos
Matías de Tezanos, Director

MATÍAS DE TEZANOS, individually

By:	/s/ Matías de Tezanos
Matías de Tezanos

JOHN PETER KLOSE DE OJEDA, individually

/s/ John Peter Klose de Ojeda
John Peter Klose de Ojeda

RICHARD AITKENHEAD CASTILLO, individually

/s/ Richard Aitkenhead Castillo
Richard Aitkenhead Castillo

IDC FINANCIAL S.A.

By:	/s/ Ana Luisa Martinez-Mont
Ana Luisa Martinez-Mont

JUAN CHRISTIAN KLOSE PIETERS, individually

/s/ Juan Christian Klose Pieters
Juan Christian Klose Pieters

MARGARITA KLOSE, individually

/s/ Margarita Klose
Margarita Klose

EXHIBIT 2 – OPEN MARKET PURCHASES SALES

Purchases
Trade Date	Buyer	Transaction	# Shares Purchased	Purchase Price Per Share
09/30/2014	Investment & Development Finance Corporation	Buy	11,500	$8.61
09/30/2014	Investment & Development Finance Corporation	Buy	10,720	$8.61
10/01/2014	Investment & Development Finance Corporation	Buy	28,159	$8.62
10/02/2014	Investment & Development Finance Corporation	Buy	11,748	$8.65
10/24/2014	Investment & Development Finance Corporation	Buy	3,850	$8.97
10/27/2014	Investment & Development Finance Corporation	Buy	30,000	$8.93
02/24/2015	Margarita and Christian Klose	Buy	3,600	$10.46
02/25/2015	Margarita and Christian Klose	Buy	1,300	$10.88
10/13/2015	IDC Financial	Buy	922	$21.05
10/14/2015	IDC Financial	Buy	4,078	$21.05
10/15/2015	Margarita and Christian Klose	Buy	5,000	$20.10
			110,877

Sales
Trade Date	Seller	Transaction	# Shares Sold	Selling Price Per Share
06/05/2015	Investment & Development Finance Corporation	Sell	11,500	$17.61
06/05/2015	Investment & Development Finance Corporation	Sell	8,500	$17.61
10/06/2015	Margarita and Christian Klose	Sell	4,900	$21.46
10/07/2015	Investment & Development Finance Corporation	Sell	2,220	$21.06
10/07/2015	Investment & Development Finance Corporation	Sell	7,780	$21.06
10/07/2015	Investment & Development Finance Corporation	Sell	10,000	$21.96
10/08/2015	Investment & Development Finance Corporation	Sell	10,000	$21.20
10/15/2015	IDC Financial	Sell	5,000	$20.32
10/15/2015	Margarita and Christian Klose	Sell	5,000	$20.17
11/11/2015	Investment & Development Finance Corporation	Sell	30,000	$21.46
11/12/2015	Investment & Development Finance Corporation	Sell	15,977	$21.29
			110,877